UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58/0001-43

BOARD OF TRADE (NIRE) 33 3 0026253 9

Publicly-Held Company

NOTICE TO THE MARKET

Tele Norte Leste Participações S.A. (“TNL” or the “Company”), pursuant to the provisions of Article 12, § 6 of CVM Instruction No. 358/02, informs that it received a letter from its shareholder, BlackRock Inc. (“BlackRock”), acting on behalf of some of its clients as investment manager with address at 40 East 52nd Street, New York, New York 10022-5911, United States of America. The letter informs that the interests of such clients in the Company have reached an aggregate amount equal to 5.63% of the preferred shares issued by the Company. The full draft of the letter is attached to this Notice.

Finally, TNL informs that it does not consider this fact to contain any of the requisites necessary to deem it a relevant fact, or even cause its publication by the press.

Rio de Janeiro, September 13, 2010.

Francisco Aurélio Sampaio Santiago

Investors Relations Officer

(Interim)

FULL DRAFT OF THE LETTER SENT BY BLACKROCK ON 09/10/2010

“Tele Norte Leste Participações S.A.;

Rua Humberto de Campos 425, 48 – 8th Floor

22430-190 – Rio de Janeiro, RJ – Brazil.

Att.: Mr. Alex Waldemar Zornig

Investors Relations Officer

Tel.: 55 21 3131-1211

Fax: 55 21 3131 1155

e-mail: alex.zornig@oi.net.br

September 10, 2010.

TELE NORTE LESTE PARTICIPAÇÕES S.A. – Disclosure of Transfer and Acquisition of Relevant Shareholding Interests

Dear Sirs,

1.	BlackRock, Inc (“BlackRock”) hereby informs, on behalf of some of its clients and in the quality of investment manager, that it transferred preferred shares issued by Tele Norte Leste Participações S.A. (“Tele Norte”). As such, on September 1, 2010, its interests reached an aggregate total of 13,043,883 preferred shares, representing approximately 4.99% of the preferred shares issued by TNL. Moreover, on September 7, 2010, BlackRock acquired preferred shares and currently its interests have reached an aggregate total of 14,353,582 preferred shares, representing approximately 5.63% of the preferred shares issued by Tele Norte.

2.	To comply with the provisions of Article 12 of CVM Instruction No. 358 of the Brazilian Securities Commission (Comissão de Valores Mobiliários), dated January 3, 2002, as amended, BlackRock, hereby requests the Investors Relations Officer of Tele Norte to disclose the following information to the CVM and other competent bodies:

i.	BlackRock’s registered office is located at 40 East 52nd Street, New York, New York 10022-5911, United States of America;

ii.	the share interests currently held by BlackRock have reached an aggregate total of 14,353,582 preferred shares issued by Tele Norte, as specified in Item 1 above;

iii.	the abovementioned shareholdings are strictly for investment purposes and do not envision to change the control or management structure of Tele Norte;

iv.	BlackRock, does not hold debentures convertible into shares issued by Tele Norte; and

v.	BlackRock has not entered into any agreements that regulate voting rights or the purchase or sale of securities issued by Tele Norte.

3. We are available to provide any further clarifications or additional comments that you may consider necessary concerning the matter.

Best Regards,

BlackRock, Inc
/s/ Eduardo Lima”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Luiz Eduardo Falco Pires Corrêa
Name: Luiz Eduardo Falco Pires Corrêa
Title: Chief Executive Officer

By:	/s/ Francisco Aurélio Sampaio Santiago
Name: Francisco Aurélio Sampaio Santiago
Title: Officer